

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

John Cash
Chief Executive Officer
UR-ENERGY INC.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re: UR-ENERGY INC.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2023**
> **File No. 333-272992**

Dear John Cash:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra, Esq.